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                                                                  Exhibit 3(b)

            CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

                                       OF

                             TRANS-LUX CORPORATION


It is hereby certified that:

     1. The name of the corporation (hereinafter called the "corporation") is Trans-Lux Corporation.

     2. The certificate of incorporation of the corporation is hereby amended by adding to Article FOURTH, Paragraph A, Section IV(a) the following new Subsection (e):

         (e) Notwithstanding anything contained in this Section IV, subsection (a), pursuant to the affirmative vote of a voting majority of the shares of the Common Stock and of a voting majority of the shares of the Class B Stock, each voting separately as a class as provided in Paragraph A II(b) of this Article FOURTH at the 2009 Annual Meeting of Stockholders, immediately upon the filing of a certificate of amendment containing this subsection (e), each share of Class B Stock shall be converted into 1.3 shares of Common Stock (e.g. a certificate for 100 shares of Class B Stock shall thereupon and thereafter be deemed to represent 130 shares of Common Stock). Fractional shares shall be valued based on the average of the daily closing price of the Common Stock on the five trading days immediately preceding the date of the 2009 Annual Meeting on which sales took place.


     3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.


Signed: December 11, 2009

                                        /s/ Angela Toppi
                                       --------------------------------------
                                       Angela Toppi, Executive Vice President
                                       of Trans-Lux Corporation